Exhibit 99.1

NICE to Share Insights on Winning Customer Loyalty in the Digital Era

Webinars to showcase transformational best practices for analytics, automation, cloud and workforce management

Hoboken, N.J., July 1, 2019 – NICE (Nasdaq: NICE) today announced new webinars to help organizations improve customer loyalty in the digital domain. This educational series will empower organizations in addressing the rising expectation for customized service anywhere and via any channel, thus improving customer satisfaction. A key topic featured provides insights on the path to hyper-personalization and how to leverage AI-driven analytics to deliver it. Click here to learn more.

Part of the 'Customer Experience - Future Ready' series, the webinars will feature industry analysts from Forrester, Frost and Sullivan, Aberdeen and Ventana Research. They will be joined by NICE experts in sharing best practices for engaging customers via analytics, automation, cloud and workforce management. Some of the webinars in the series include:

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July 23, 2019: "Three Ways ConnectiCare Leverages an Analytics Driven Quality Program to Optimize their Contact Center", by Curt Brantl, Director, Operational Excellence and Process Effectiveness, and Chanel R. Wilson, Service Operations Business Analyst, Connecticare.

•	August 22, 2019: "5 Best Practices to Optimize Agent Performance" by Mark Smith, CEO & Chief Analyst, Ventana Research, and Rich Correia, Director, Product Marketing, NICE.

•	September 5, 2019: "Top New Trends in Intelligent Routing" by Andy Traba, Director, Product Management and Product Marketing, and Michele Carlson, Sr. Product Marketing Manager, NICE Nexidia

•	September 12, 2019: "How to Drive Customer Satisfaction with Sentiment Analytics" by Abby Monaco, Sr. Product Marketing Manager, NICE Nexidia.

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September 17, 2019: "Diversity in the Digital Workplace – How Robots and Humans can Optimize Collaboration" by Nancy Jamison, Principal Analyst, Frost & Sullivan, and Karen Inbar, Marketing Director, NICE.

•	September 24, 2019: "The Business Impact of Compliance and Privacy" by Art Schoeller, VP, Principal Analyst, Forrester, and Gil Cohen, General Manager, NICE MCR.

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September 26, 2019: "5 Ways to Transform Your Customer Service with AI-Enabled Hyper-Personalization" by Omer Minkara, VP, Principal Analyst, Aberdeen, and Aviad Abiri, VP, Portfolio Marketing & Enablement, NICE

"In today's digital era, providing excellent cross channel service whenever customers want it is essential. With experiences playing a pivotal role in consumer decision making, companies must provide personalized service or risk a decline in customer loyalty," said Eran Liron, Executive Vice President, Marketing and Corporate Development, NICE. "This webinar series provides unique insights from prominent thought leaders on smartly connecting with customers and effectively collaborating with employees to redefine customer experience to match expectations."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.